SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                            ICN PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   44 8924 100
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                                 (CUSIP Number)

Victor Lewkow, Esq.                                    Walter M. Epstein, Esq.
Cleary Gottlieb Steen & Hamilton                       Davis & Gilbert LLP
One Liberty Plaza                                      1740 Broadway
New York, NY  10006                                    New York, New York  10019
(212)  225-2000                                        (212) 468-4800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44 8924 100                  SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SSP - Special Situations Partners, Inc.
------------------------- ------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
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                  7     SOLE VOTING POWER

                        6,178,400(1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               6,178,400(1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,178,400(1)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.8%(1)
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14    TYPE OF REPORTING PERSON*

      IV
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(1) See Item 5

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

            The Statement in Schedule 13D, dated and filed on November 15, 1999 by SSP - Special Situations Partners, Inc. ("SSP"), the reporting person, with the Securities and Exchange Commission (the "SEC") relating to the Common Stock $.01 par value per share of ICN Pharmaceuticals, Inc., as amended by (i)
Schedule 13D/A, Amendment No. 1, dated and filed by SSP with the SEC on December 6, 1999, and (ii) Schedule 13D/A Amendment No. 2 dated and filed by SSP with the SEC on June 14, 2000 is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby supplemented by addition of the following:

            Between June 14, 2000 and June 28, 2000, pursuant to open market purchases, SSP acquired an aggregate of 185,000 shares of Common Stock. The aggregate purchase price of all of the foregoing shares was approximately $4.8 million.

            All such purchases were paid for in cash from working capital.

Item 4. Purpose of Transaction.

            Item 4 is hereby supplemented by addition of the following:

            On June 26, 2000 SSP sent a letter (a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference) to the Board of Directors of the Company in which SSP responded to the Company's recently announced restructuring plan.


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

Item 5. Interest in Securities of the Issuer.

            Item 5(a) and (b) has been restated in full to reflect additional shares of Common Stock and call options purchased by SSP as follows:

            (a)(b) On the date hereof, SSP owns directly an aggregate of 2,623,400 shares of Common Stock, which constitutes, to the best knowledge of SSP, approximately 3.3% of the issued and outstanding shares of Common Stock on the date hereof. SSP has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares. In addition, SSP is the beneficial owner of currently exercisable options to purchase an aggregate of 3,555,000 shares of Common Stock. If it exercised the options, SSP would own in the aggregate 6,178,400 shares of the Company's issued and outstanding Common Stock (or approximately 7.8%). Ownership amounts do not include 2,000 shares of Common Stock held by Pierre Gousseland, an independent director of SSP. On June 27, 2000 Mr. Gousseland acquired with personal funds 2,000 shares of Common Stock at an aggregate purchase price of $54,000. SSP has no voting power over Mr. Gousseland's shares and disclaims beneficial ownership of Mr. Gousseland's shares.


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

            Between June 14, 2000 and June 28, 2000, pursuant to open market purchases, SSP acquired an aggregate of 185,000 shares of Common Stock. The aggregate purchase price of all of the foregoing shares was approximately $4.8 million.

Item 7. Material to be Filed as Exhibits.

            Attached hereto as Exhibit 1 is the letter of SSP dated June 26, 2000 to the Company's Board of Directors relating to SSP's response to the Company's restructuring plan as disclosed in Item 4.

            Attached hereto as Exhibit 2 is the letter of SSP dated June 13, 2000 to the Company's Board of Directors that is referred to in SSP's letter of June 26, 2000.

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2000

                                        SSP - SPECIAL SITUATIONS
                                        PARTNERS, INC.

                                        By: /s/ Eric Knight
                                            ------------------------------------
                                            Name:  Eric Knight
                                            Title: Managing Director


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